Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
R. J. Reynolds Tobacco Holdings, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-80595 and 333-59690) on Form S-8 of R.J. Reynolds Tobacco Holdings, Inc. of our reports dated May 21, 2004, with respect to the statements of net assets available for benefits as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the periods then ended, and supplemental schedules, which reports appear in the December 31, 2003, annual report on Form 11-K of the R. J. Reynolds Capital Investment Plan and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico.

/s/ KPMG LLP

Greensboro, North Carolina
June 11, 2004